SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Jo-Jo Drugstores, Inc. (successor issuer pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 to China Jo-Jo Drugstores, Inc., a Nevada corporation)
(Name of Issuer)

Ordinary Shares, par value $0.012 per share
(Title of Class of Securities)

G2124G112
(CUSIP Number)

Richard A. Hornung

Office #122, Windward 3 Building, Regatta Office Park

West Bay Road

Grand Cayman, Cayman Islands

+ 345-749-8642

With a copy to:

Adriana Schwartz, Esq.

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Due solely to changes in the outstanding Ordinary Shares of the Issuer, the Reporting Person no longer beneficially owns more than 5% of the Issuer's Ordinary Shares and is "exiting" the Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2124G112	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 403,334 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 403,334 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 403,334 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON IA

* The holdings of the Reporting Person have not changed since the filing of the Schedule 13D on January 30, 2017 with the SEC. However, the Reporting Person's holdings have been adjusted to reflect the 1 for 12 reverse stock split of the Issuer effective on April 7, 2022 and the Issuer's corporate reorganization.

CUSIP No. G2124G112	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 30, 2017 (the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of China Jo-Jo Drugstores, Inc., a Nevada Corporation ("Legacy CJJD"). China JoJo Drugstores Inc., a corporation incorporated under the laws of the Cayman Islands, (the "Issuer") is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to Legacy CJJD and the Schedule 13D now relates to the Issuer's ordinary shares, par value $.012 per share (the "Ordinary Shares"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 5 (a)-(c), and (e) as set forth below.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(c), and (e) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D/A is calculated based upon an aggregate of 8,537,360 Ordinary Shares issued and outstanding as of October 25, 2022, as reported in Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on November 3, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not effected any transactions in the Ordinary Shares within the past sixty (60)days.

(e)	November 3, 2022.

CUSIP No. G2124G112	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: February 14, 2023

HillHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon Title: Chief Compliance Officer